FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F _____   Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Announces Acquisition of Royalty Interests Underlying its Keats-Golden Joint-Lotto Discoveries

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 15, 2021--New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, NYSE American: NFGC) is pleased to announce that it has entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”), whereby New Found will purchase 100% of each Vendor’s royalty interests, each equal to 0.2%, for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (the “Royalty Interests”). New Found had previously granted the Vendors the Royalty Interests under a Net Smelter Royalty Agreement dated as of July 15, 2016. These properties cover key target areas on the Company’s Queensway Project and include the Company’s Keats, Golden Joint, and Lotto discoveries.

Under the terms of the Royalty Purchase Agreements, as consideration for the Royalty Interests, New Found will pay $1,300,000 cash consideration and issue 152,941 common shares in the capital of the Company (the “Common Shares”) to each Vendor, for an aggregate cash consideration of $3,900,000 and aggregate share consideration of 458,823 Common Shares.

Subsequent to completion of the transaction, there will remain a low royalty burden of just 0.4% on the ground covering the Keats-Golden Joint-Lotto-Big Dave corridor.

Collin Kettell, Founder & Executive Chairman of New Found stated: “The Queensway Project has a storied history going back to the 1980s when the Keats family discovered a boulder on the east shore of South Herman’s Pond riddled with visible gold that yielded a very high-grade sample assay, aptly naming it the Keats Zone. Additional prospecting by the Keats throughout the years led to many other zones being identified including the Dome Zone and the EllieAnna (Kevin’s granddaughters) Zone, which was renamed to Golden Joint. Al Keats, Kevin Keats, and Peter Dimmell did their initial staking on what is now the Queesnway Project in 1999 and it is through perseverance and world-class prospecting that the groundwork was laid for New Found’s 2019 discovery at the Keats Zone. Father-son duo Al and Kevin Keats along with Peter Dimmell are highly regarded prospectors at the centre of the emerging Newfoundland gold rush. On behalf of management and the board of directors, I’d like to thank them for their past and ongoing contributions to New Found Gold and the Queensway Project.”

The Royalty Purchase Agreements are subject to the satisfaction of customary closing conditions and TSX Venture Exchange approval.

All securities issued pursuant to the Royalty Purchase Agreements will be subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Royalty Purchase Agreements.

The securities to be issued under the Royalty Purchase Agreements have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of New Found’s securities in the United States.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway. The Company is well funded for this program with a current working capital balance of approximately $98 million, which is anticipated to increase to approximately $143 million on closing of a recently announced $48 million flow through financing (see the Company’s November 11, 2021 news release). (Note that this financing is subject to the satisfaction of customary closing conditions, including the approval of the TSX Venture Exchange (the “TSXV”) and approval by the shareholders of the Company if required by the TSXV).

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking information” and "forward-looking statements" (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation and the United States securities legislation, relating to the Royalty Purchase Agreements, TSX Venture Exchange acceptance of the Royalty Purchase Agreements and the timing for closing of the Royalty Purchase Agreements, drilling on the Queensway gold project and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to satisfy the conditions to close the Royalty Purchase Agreements, including the Company’s ability to obtain the TSX Venture Exchange approval, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program including the work to assess the presence and source of bias relating to core samples submitted to Eastern Analytical as disclosed in the Company’s press release dated November 4, 2021, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Investor Relations Phone: + 1 (910) 406 2407

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 15, 2021	By:	/s/ Craig Roberts
Chief Executive Officer